SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Commission File No. 333-05752
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☒      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐      No ☒
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________.)

CNH GLOBAL N.V.
Form 6-K/A for the month of October 2007
Explanatory Note: Our press release dated October 23rd 2007 (“Press Release”) indicated an amount denominated in Euros rather than US Dollars (although “$” was used to indicate the currency), as it related to the consolidation of a special purpose trust during August 2007. The applicable sections of the Press Release are in the highlights section (page 2) and the fourth paragraph of footnote number 3 of the Press Release financial statements. The corrected disclosures should read as follows (underlined indicates change in text):
Press Release (page 2):
“In August, CNH’s Financial Services in Europe acquired sole ownership of a special purpose trust used to securitize certain wholesale receivables in Europe. Financial Services also took over funding the trust, repaying the third party financing. The transaction was financed through an increase in a debt facility with a related party. Accordingly, Financial Services consolidated approximately $1,014 million of the trust’s assets and liabilities on its balance sheet as of September 30, 2007.”
Fourth Paragraph of Footnote 3 — Accounts and Notes Receivable:
“Prior to August 3, 2007, certain of the Company’s Equipment Operations and Financial Services subsidiaries in Europe would sell Euro and British pound denominated wholesale receivables, directly or indirectly, to a special purpose trust. The trust consisted of two third party bank-sponsored conduits. The securitization transactions that occurred in this structure were also accounted for as sales of receivables. On August 3, 2007, the Company acquired the sole share in the special purpose trust. Subsequently on August 30, 2007, the Company repaid the two third party bank-sponsored investors in the special purpose trust through an increase in a debt facility with a related party, Fiat Finance and Trade Ltd. With the elimination of the third party interest in the structure and the acquisition of the special purpose trust, the Company consolidated the special purpose trust on a prospective basis. Accordingly, the Company included in the balance sheet as of September 30, 2007 approximately $1,014 million of previously sold wholesale receivables. In addition, approximately $7 million of assets were reclassified to third party accounts and notes receivable from other assets, which represented the amounts previously recorded as retained interests in the transferred wholesale receivables.”
It should be noted that this is a disclosure clarification only and has no impact on the Company’s condensed consolidated balance sheet, condensed consolidated income statement and supplemental information, condensed consolidated cash flows, and related metrics such as basic and diluted Earnings per Share.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

October 29, 2007